UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 7)

DONEGAL GROUP INC.

(Name of Subject Company (Issuer))

GREGORY MARK SHEPARD

(Name of Filing Persons (Offeror))
CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
257701300
(CUSIP Number of Class of Securities)

J. Victor Peterson

Lathrop & Gage LLP

155 North Wacker Drive

Chicago, IL 60606-1787

(312) 920-3300

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications

on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$28,879,080	$3,939.11

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of the purchase of 962,636 shares of Donegal Group Inc. Class B common stock at the Tender Offer price of $30.00 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,939.11	Filing Parties:	Gregory Mark Shepard
Form or Registration No.:	005-39100	Date Filed:	March 20, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party Tender Offer subject to Rule 14d-1.
☐	issuer Tender Offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13 D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the Tender Offer:   ☐

This Amendment No. 7 (this “Amendment”) is filed by Gregory Mark Shepard, a Florida resident (“Offeror”). This Amendment further amends and supplements the Tender Offer Statement on Schedule TO and the exhibits thereto originally filed by Offeror with the Securities and Exchange Commission (the “SEC”) on March 20, 2013, as previously amended and supplemented by Amendment No. 1 thereto filed by Offeror with the SEC on March 27, 2013, Amendment No. 2 thereto filed by Offeror with the SEC on April 9, 2013, Amendment No. 3 thereto filed by Offeror with the SEC on April 11, 2013, Amendment No. 4 thereto filed by Offeror with the SEC on April 22, 2013, Amendment No. 5 thereto filed by Offeror with the SEC on May 8, 2013, and Amendment No. 6 thereto filed by Offeror with the SEC on May 17, 2013 (as previously amended and supplemented, the “Schedule TO”).

The Schedule TO relates to the offer by Offeror to purchase, for cash, 962,636 shares of Class B common stock, par value $0.01 per share (“Class B Shares”), or such lesser number of shares as are properly tendered and not properly withdrawn, of Donegal Group Inc., a Delaware corporation (the “Company”), at a price of $30.00 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2013 attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Form of Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal”).

Reference is made to the Form of Notice of Guaranteed Delivery attached as Exhibit (a)(1)(C) to the Schedule TO (the “Notice of Guaranteed Delivery”), the Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(D) to the Schedule TO (the “Letter to Brokers”), and the Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(E) to the Schedule TO (the “Letter to Clients”).

Capitalized terms used in this Amendment but not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

As permitted by General Instruction G to Schedule TO, this Amendment is also an amendment to the statement on Schedule 13D originally filed on July 12, 2010, as subsequently amended, by Offeror.

All information set forth in the Offer to Purchase is incorporated by reference to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein.

Items 1 through 11

The Offer to Purchase (and, where indicated parenthetically, the Letter to Brokers and the Letter to Clients) is hereby amended by:

The Expiration Date of the Offer has been extended from 11:59 P.M., New York City time, on May 20, 2013, to 11:59 P.M., New York City time, on July 31, 2013. All references in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, and the Letter to Clients to the Expiration Date as 11:59 P.M., New York City time, on May 20, 2013, are hereby amended and restated to refer to the Expiration Date at 11:59 P.M., New York City time, on July 31, 2013.

Cover Page

Replacing the second header at the top of the cover page to the Offer to Purchase (and the second header at the top of the Letter to Brokers, and the paragraph immediately after the last bullet point in the Letter to Brokers, and the second header at the top of the Letter to Clients, and the third bullet point in the Letter to Clients) with the following:

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JULY 31, 2013, UNLESS THE OFFER IS FURTHER EXTENDED.

Summary Term Sheet

Replacing the first sentence of the answer to the question “HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY CLASS B SHARES?” on page ii of the Offer to Purchase with the following:

You have until 11:59 P.M., New York City time, on Monday, July 31, 2013.

Section 1 – “Terms of the Offer; Expiration Date”

Replacing the second sentence of the first paragraph of Section 1 – “Terms of the Offer; Expiration Date” on page 4 of the Offer to Purchase with the following:

The term “Expiration Date” means 11:59 P.M., New York City time, on Monday, July 31, 2013, unless and until Offeror, in his sole discretion, shall have further extended the period of time during which the Offer is open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by Offeror, shall expire.

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented to include the following: “(a)(1)(N) Text of Press Release Regarding Offer Issued by Offeror dated May 21, 2013.”

* * *

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/ S / GREGORY MARK SHEPARD

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Purchase dated March 20, 2013. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on March 20, 2013. *

(a)(1)(G)	Text of Press Release Regarding Offer Issued by Offeror dated March 20, 2013. *

(a)(1)(H)	Text of Press Release Regarding Offer Issued by Offeror dated March 27, 2013. *

(a)(1)(I)	Text of Press Release Regarding Offer Issued by Offeror dated April 9, 2013. *

(a)(1)(J)	Text of Press Release Regarding Offer Issued by Offeror dated April 11, 2013. *

(a)(1)(K)	Letter from Offeror to Donald H. Nikolaus, President and CEO of the Company, dated April 10, 2013. *

(a)(1)(L)	Text of Press Release Regarding Offer Issued by Offeror dated April 22, 2013. *

(a)(1)(M)	Text of Press Release Regarding Offer Issued by Offeror dated May 8, 2013. *

(a)(1)(N)	Text of Press Release Regarding Offer Issued by Offeror dated May 21, 2013.

(b)	Not Applicable.

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

* Previously filed.